Management’s Discussion and Analysis
For The Year Ended
December 31, 2010

Management’s Discussion and Analysis

March 25, 2011

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of December 31, 2010, unless otherwise stated; (iii) all references to monetary amounts are to thousands of Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling, exploration programs and exploration results and completion of various studies. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, misjudgements in the course of preparing forward-looking statements,fluctuations in gold, silver and other commodity prices and currency exchange rates;uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in Exeter’s Annual Information Form for the year ended December 31, 2010, filed with the Canadian securities regulatory authorities, Extorre’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”) and other information released by Exeter and filed with the appropriate regulatory agencies. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

First Quarter 2010

In March 2010, Exeter shareholders approved the Plan of Arrangement (the “Arrangement”) whereby its Argentine assets together with approximately $25.0 million in cash were transferred to a newly created public company Extorre Gold Mines Limited (“Extorre”). Exeter retained all assets relating to the Caspiche gold-copper discovery in Chile, together with approximately $43.1 million in working capital.

Second Quarter 2010

After the completion of the Arrangement in March 2010, the Company focused its exploration efforts on the Caspiche project in the Maricunga District, Chile. Results from drilling completed to early February 2010 at Caspicheled to an updated resource announcement in April 2010. Drilling continued on the property until the onset of the southern winter in May 2010.

Third Quarter 2010

In September 2010, the Company announced an updated resource estimate for its gold-copper Caspiche porphyry project which showed:

Measured and Indicated Resource: 21.3 M. (million) ounces of gold*, 5.3 billion pounds of copper and 48.4 M. ounces of silver, plus an additional

Inferred Resource: 5.1 M. ounces of gold**, 1.4 billion pounds of copper and 14.5 M. ounces of silver.

*The measured and indicated resource is based on 1,316 Mt (metric tons) at a grade of 0.50 g/t gold (grams per metric ton) and 1.14 g/t silver, including 1,217 Mt at a grade of 0.18% copper.

**The inferred resource is based on 458 Mt at a grade of 0.35 g/t gold and 0.98 g/t silver, and includes 449 Mt at a grade of 0.15% copper.

The new gold equivalent*** endowment of Caspiche, using only gold and copper (excluding silver) now stands at:
Indicated Resource: 35.9 M. gold equivalent ounces*** plus
Inferred Resource: 9.1 M. gold equivalent ounces***.

The resource estimates were carried out by independent engineering consultants, AMEC International (Chile) S.A., a recognised international expert in reporting NI 43-101 compliant resources. The estimates are based on all drilling by Exeter and third parties to the end of May 2010, including assays received up to the end of May 2010.

*** All resource statements follow the Canadian reporting standard for reporting mineral resources and reserves (known as National Instrument 43-101). As reporting definitions differ between jurisdictions, the resources quoted by Exeter do not comply with the SEC definition of reserves and are therefore for reference only. Gold equivalent ounces are calculated using a formula set out in the NI 43-101 compliant resource report dated September 13, 2010 and filed on SEDAR. It calculates gold equivalent ounces for the contained copper within the deposit and is for reference purposes only.

Fourth Quarter 2010

During the fourth quarter 2010, the Company completed an equity financing and issued 8,065,000 common shares plus a further 1,209,750 common shares upon the exercise of an over-allotment option at a price of $6.20 per share for gross proceeds of    $57.5 million. The Company paid a commission of 6% ($3.45 million) and incurred issue costs of $274,000 for net proceeds of $53.8 million.

The Company continued to advance its Caspiche project with ongoing drilling and various engineering studies.

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile.  The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement and spent more than the required minimum expenditures of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and subsequent to December 31, 2010, exercised its option to acquire a 100% interest in the properties. Anglo American will retain a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back if it is not put into production within 10 years from the date that the Company exercised its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche was reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project. Porphyry gold-copper mineralization in the Maricunga belt generally forms as clusters of deposits in close proximity; therefore there is potential for encountering additional mineralized centers at Caspiche. The drilling total during the 2009-2010 drill season reached 30,000m.

Ongoing exploration work to better determine the grade continuity of the Caspiche porphyry deposit and additional assessments of the potential for deleterious elements and metallurgical characterization studies are in progress, along with baseline environmental and hydrological studies.

In addition the Company has commenced pre-feasibility studies to determine the Caspiche project configuration through trade-off studies and develop cost estimates to justify additional project development.

Plan of Arrangement

During the first quarter of 2010, the Company’s Board of Directors approved a proposal to undertake a Spin-Out transaction by which the assets of Exeter were separated into two highly focused companies. Under the terms of the transaction, Exeter retained all assets relating to the Caspiche gold-copper discovery, together with approximately $43.1 million in working capital, and will focus on the advancement of Caspiche. Exeter transferred to a new corporation, Extorre, the Cerro Moro and other exploration properties in Argentina and approximately $25 million in cash. Extorre then became an emerging gold-silver producer, focused on the high grade Cerro Moro gold-silver project in Argentina.

On March 24, 2010 the Company completed the Arrangement under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre.  Under the Arrangement, each shareholder of the Company received one share of Extorre for each share of the Company held.  The Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), (together “Argentine Business”), both companies incorporated in the British Virgin Islands, to Extorre.  Estelar and Cognito hold the Argentine assets which included cash and working capital balances, and the interests in a number of precious and base metal projects, being the Cerro Vanguardia Sociedad Anonima (“CVSA”) properties (includes Cerro Moro), the Don Sixto property and the MRP properties.

The Company did not realize any gain or loss on the transfer of the Argentine Business which was comprised of a working capital contribution of $25.0 million, and the other Argentine assets and liabilities as at the effective date of the Arrangement. The Company recorded a $27.9 million charge to deficit on the transfer of the net assets.

The Arrangement was approved by the Board of Directors of Exeter and, among other things, the favourable vote of Exeter's common shareholders at a special shareholders’ meeting held on March 11, 2010.

Results from Operations

The Company began 2010 with 73,897,702 common shares outstanding and ended the year with 86,307,503 common shares outstanding. During the year, the Company received net proceeds of $60.5 million and issued 12,399,801 common shares upon the exercise of options and warrants, and pursuant to the equity financings. Shares issued and proceeds received are summarized below:

	Options Exercised	Warrants Exercised	Share Placement Financing	Share Placement Issue Costs	Total
Shares issued	2,401,500	723,551	9,274,750	-	12,399,801
Proceeds (000’s)	$4,461	$2,306	$57,503	$(3,724)	$60,546

During the year ended December 31, 2010, the Company donated 10,000 shares with a fair value of $86,100 to Britannia Beach Mining Society.

Subsequent Events

Subsequent to December 31, 2010, the Company issued shares pursuant to the exercise of options as follows:

	Options Exercised	Total
Shares issued	78,750	78,750
Proceeds (000’s)	$158	$158

As at March 25, 2011, the Company had 86,386,253 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s consolidated financial statements for the years ended December 31, 2010 and 2009 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

Year ended December 31, 2010

The Company ended its 2010 fiscal year with $90.6 million in its treasury after completing a capital financing including the exercise of an over-allotment option in November 2010 in which $53.8 million was raised. During the year the Company released three NI 43-101 compliant resource estimates for the Caspiche project, in February, April and October. Exploration expenditures including discontinued operations totalled $24.2 million during the year.

Year ended December 31, 2010 compared to the year ended December 31, 2009

The loss for the year of $35.8 million represents an increase of about $4.8 million when compared to the $31.0 million loss incurred in 2009. This increase is primarily due to increased stock-based compensation expense totalling $11.6 million for the year (2009 - $7.1 million).

The loss for the year was comprised of $30.3 million (2009 - $16.5 million) from continuing operations and $5.5 million (2009 - $14.5 million) from discontinued operations related to the spin-out of the Argentine assets, which was completed in March 2010.

The Company had cash and cash equivalents of $90.6 million at December 31, 2010 as compared to $81.1 million in 2009. Equity financings have allowed the Company to continue to drill the Caspiche project, to target increasing the resource estimate confidence levels and to commence pre feasibility studies for oxide only and combined oxide/sulphide project at Caspiche.

Stock-based compensation expense in 2010 totalled $11.6 million ($10.8 million allocated to continuing operations and $0.8 million to discontinued operations), an increase of $4.5 million over the $7.1 million ($4.1 million allocated to continuing operations and $3.0 million to discontinued operations) in 2009. The increase in 2010 stock-based compensation expense resulted from the approval and or vesting of stock options granted to employees, officers and directors in 2010.

Net cash received from the issuance of shares in 2010 of $60.5 million was $23.9 million less than the $84.4 million received in 2009. This difference is primarily the result of the Company receiving net proceeds from its equity financing of $53.8 million compared to two equity financings of $29.0 million in February and $57.5 million in November 2009. Proceeds from shares issued upon the exercise of options was $4.5 million in 2010, $1.8 million higher than the $2.7 million received in 2009.

The issuance of shares upon the exercise of options and warrants throughout 2010 resulted in contributed surplus in the amount of $3.4 million being allocated to share capital, $1.2 million more than the amount recorded in 2009, which is a reflection of the increased number of options and warrants exercised in 2010.

Fourth Quarter 2010 Compared to Fourth Quarter 2009

At December 31, 2010 the Company had $90.6 million in cash and cash equivalents, $10.0 million more than the $81.1 million held at December 31, 2009. This additional cash resulted from the October 2010 equity financing in which the Company raised gross proceeds of $57.5 million.Mineral property exploration expenses (net of stock-based compensation) of $4.4 million in the fourth quarter of 2010, was $0.9 million higher than the $3.5 million incurred in continuing operations during 2009 because of higher drilling and metallurgical studies activity.

Administration expenditures, calculated by removing interest, stock-based compensation expense, exploration costs, and the effect of the conversion of foreign currencies from the net loss, was $0.8 million, which is $0.1 million higher than the $0.7 million incurred in 2009 as related to continuing operations.

The following selected financial information is taken from the Company’s Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008.

	($000’s, except share data)
Year ended December 31,	2010		2009	2008
Interest income	$530		$499	$706
Mineral property exploration expenditures (continuing operations)1	$16,872		$10,580	$7,892
Stock-based compensation (continuing operations)2	$10,780		$4,055	$1,836
Net loss and comprehensive loss for the year – continuing operations	$30,311		$16,457	$10,385
Net loss and comprehensive loss for the year – discontinued operations	$5,506	3	$14,521	$18,258
Net loss and comprehensive loss for the year	$35,817		$30,978	$28,643
Basic and diluted loss per common share	$(0.46)		$(0.51)	$(0.62)

1)	excludes stock-based compensation cost allocated of $2,886 (2009: $1,243; 2008: $389).
2)
stock-based compensation costs have been allocated to administrative salaries and consulting, management fees, directors’ fees, mineral property exploration expenditures and shareholder communications.

3)	for the period to March 31, 2010.

Continuing Operations	($000’s, except share data)
As at December 31,	2010		2009	2008
Working capital	$89,441		$78,324	$18,013
Total assets	$91,371		$81,328	$19,588
Total liabilities	$1,696		$2,726	$1,291
Share capital	$89,675		$174,418	$89,356
Deficit	$(175,246	)1	$(111,482)	$(80,504)

1) includes a charge to deficit of $29 million for the net assets transferred to Extorre.

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly Consolidated Financial Statements from the Company’s December 31, 2010 financial statements:

Comparison to Prior Quarterly Periods

	2010				2009
($000’s, except share data)	4th Quarter**	3rd Quarter**	2nd Quarter**	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	207	92	87	144	111	135	141	111
Net loss and comprehensive loss, excluding stock-based compensation	5,042	1,964	5,414	11,791	9,286	3,927	5,601	5,070
Administration expenditures*	792	470	1,003	1,352	1,611	734	723	796
Mineral property exploration costs, excluding stock-based compensation	4,426	1,581	4,456	10,557	7,759	3,418	5,061	4,341
Stock-based compensation	3,321	2,060	2,179	4,046	1,072	1,464	1,510	3,048
Basic and diluted loss per common share	$0.10	$0.05	$0.10	$0.21	$0.16	$0.09	$0.11	$0.15

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.
** Results in the 2nd, 3rd and 4th quarters reflect only those of Exeter’s ongoing operations after completing the Arrangement, whereby all of the Argentine assets were transferred to Extorre.

Interest income was higher in the fourth quarter as compared to the previous three quarters as cash obtained through the equity capital financing completed in October 2010 increased funds available for investment in interest bearing instruments and as interest rates increased through the year.

Net loss and comprehensive loss excluding stock-based compensation in the fourth quarter of 2010, was higher than in the previous quarter due to the restart of the drilling campaign and the launch of pre-feasibility studies at Caspiche.

Stock-based compensation has fluctuated quarter by quarter for a number of reasons including the vesting of certain options, approval dates of grants, and stock price volatility which is a component of the Black-Scholes pricing model that can significantly affect the fair value of options granted at certain times.

Supplemental Information:
Comparison to Prior Quarterly Periods – Continuing Operations

	2010				2009
($000’s, except share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	207	92	87	144	111	135	141	111
Net loss and comprehensive loss, excluding stock-based compensation	5,042	1,964	5,414	7,111	4,347	1,362	2,854	3,839
Administration expenditures*	792	470	1,003	890	721	304	348	587
Mineral property exploration costs, excluding stock-based compensation	4,426	1,581	4,456	6,409	3,476	1,178	2,616	3,313
Stock-based compensation	3,321	2,060	2,179	3,220	587	615	800	2,252
Basic and diluted loss per common share	$0.10	$0.05	$0.10	$0.14	$0.07	$0.04	$0.06	$0.11

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2010 totalled $90.6 million compared to $81.1 million at December 31, 2009, an increase of about $9.5 million which is the result of the Company completing an equity financing in October 2010 raising $53.8 million (see below for details on the equity financing). The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings, there are no guarantees that such source of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding. In March 2010, the Company completed the Arrangement, by which its exploration assets in Argentina along with approximately $25.0 million in cash were transferred to Extorre.

During the fourth quarter 2010, the Company completed an equity financing and issued 8,065,000 common shares at a price of $6.20 per share for gross proceeds of $50.0 million and upon exercise of the over-allotment option related to the financing, the Company issued 1,209,750 common shares at a price of $6.20 per share for gross proceeds of $7.5 million. The Company paid a commission of 6% ($3.45 million) and incurred issue costs of $274,000 for net proceeds of $53.8 million.

The Company intends to continue using the net proceeds of the offerings for exploration and development of the Company’s properties in Chile, with specific focus on Caspiche, and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The Company operates in a number of countries, including Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Chile and tries to reduce the effects of foreign exchange risk by sending cash to its foreign operations only when it is required to discharge current liabilities.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at December 31, 2010 and 2009:

	2010 (in thousands)
	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	353,252	298	-
Amounts receivable	52,047	-	-
Accounts payable and accrued liabilities	(435,008)	(173)	(111)
Net balance	(29,709)	125	(111)
Equivalent in Canadian Dollars	(63)	124	(113)
Rate to convert to $1.00 CDN	0.002125	0.9946	1.0180

	2009 (in thousands)
	Argentine Pesos	Chilean Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	1,714	114,894	37	-
Amounts receivable	468	35,230	-	-
Accounts payable and accrued liabilities	(5,401)	(623,585)	(317)	(348)
Net balance	(3,219)	(473,461)	(280)	(348)
Equivalent in Canadian Dollars	(873)	(976)	(294)	(327)
Rate to convert to $1.00 CDN	0.2713	0.002062	1.0510	0.9395

Based on the above net exposures as at December 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Chilean peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $6, $12 and $11 respectively in the Company’s net loss.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 1.15% and 1.30%.

Based on the amount of cash and cash equivalents invested as at December 31, 2010, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $453 in the interest earned by the Company per annum.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

The Company leases offices in Vancouver and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, and access agreements are presented below.

Payments Due by Period (Figures are in Canadian Dollars)
($000’s)	Total	Less than 1 year		1-3 years	4-5 years	More than 5 years
Operating lease obligations*	$549	$169		$176	$174	$30
Property access agreements	241	123		118	-	-
Advance royalty payments	2,487	249	**	497	497	1,244
Total	$3,277	$541		$791	$671	$1,274

*  The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

** Paid subsequent to December 31, 2010

Subsequent Events

Water rights option

Subsequent to December 31, 2010 the Company announced it had secured an option on water rights to a total volume of 300 litres per second from a private Chilean company, sufficient to feed the oxide project. The rights relate to surface water flows and are consumptive in nature. The option agreement provides for staged payments deductible from a purchase price of US$15.0 million. The Company can withdraw from the option at any time without penalty.

Maricunga Property – including Caspiche

Subsequent to December 31, 2010 the Company exercised its option to acquire the properties subject to the NSR and the vendor’s buy back right by paying the Company’s expenditures incurred on the property if the property is not put into production within 10 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

Sideral project

Subsequent to December 31, 2010 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m (49,213 ft), within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Related Party Transactions ($000’s)

Amounts due from a related party of $9 at December 31, 2010 (2009 - $16) is for administrative support fees from a corporation with common directors. During the year ended December 31, 2010 the Company accrued a total of $75 (2009 - $50) for administrative support fees from this corporation.

Amounts due to related parties of $118 at December 31, 2010 (2009 - $67) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.

During the year ended December 31, 2010 a total of $1,629 (2009 - $1,367) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $460, which included a bonus of $100 (2009 - $460) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. Of this amount, $51 was allocated to Extorre. As at December 31, 2010, the Company had amounts owing of $12 (2009 - $nil).

b)
Exploration fees of $241, which included a bonus of $50 (2009 - $267) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. Of this amount, $35 was allocated to Extorre. As at December 31, 2010, the Company had amounts owing of $62 (2009 - $50).

c)
Management fees of $277 which included a bonus of $50 (2009 - $310) were paid to a corporation controlled by the Chairman of the Company. Of this amount, $13 was allocated to and $48 was recovered from Extorre based upon an agreed allocation for services rendered. As at December 31, 2010, the Company had net amounts owing of $22 (2009 - $17).

d)
Management fees of $328 which included a bonus of $75 (2009 - $330) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. Of this amount, $25 was allocated to Extorre. As at December 31, 2010, the Company had amounts owing of $nil (2009 - $nil).

e)
Management fees of $271 (2009 - $nil) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. Of this amount, $21 was allocated to and $58 was recovered from Extorre based upon an agreed allocation for services rendered. As at December 31, 2010, the Company had amounts payable of $nil (2009 - $nil).

f)
The Company and Extorre incur certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by Extorre on behalf of the Company during the year ended December 31, 2010 was $58.  As at December 31, 2010, the Company had $22 owing to Extorre (2009 - $nil).

g)
The Company paid or accrued rent expense of $21 (2009 - $nil) to a company controlled by a director of the Company. Of this amount, $10 was recovered from a corporation with common directors. As at December 31, 2010, the Company had amounts owing of $nil (2009 – $nil) to this company.

h)
Fees of $31 (2009 - $nil) were paid or accrued to a company, of which one of the officers of the Company is a partner, for legal services. As at December 31, 2010, the Company had amounts owing of $nil (2009 – $nil) to this company.

Upon completion of the Arrangement, the Company reached an agreement whereby Extorre will reimburse the Company for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the year ended December 31, 2010 the percentage allocation was 40%, resulting in approximately $285 being recovered for administrative support, office overhead and travel and $106 of management fees from Extorre (2009 - $nil).

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Outlook

In 2010, following approval of the Arrangement, the Company became a single asset company and plans to focus all efforts on continuing to add value to its Caspiche project. Its current drilling program is focused on adding confidence to the resource estimate through in-fill drilling and bringing the inferred ounces to an indicated status.  The Company has also initiated pre-feasibility studies and will continue advancing its metallurgical test programs.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)
use of estimates –the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of stock-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimates used in the financial statements; and

(ii)
stock-based compensation – the Company provides Compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies and New Accounting Developments

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests , Sections 1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact to the Consolidated Financial Statements.

Conforming amendments

CICA 1625, Comprehensive Revaluation of Assets and Liabilities, has been amended as a result of issuing CICA 1582, 1601, and 1602 as described above. The amendment is effective prospectively for comprehensive revaluations of assets and liabilities occurring in years beginning on or after January 1, 2011. CICA 3251, Equity, has been amended as a result of issuing CICA 1602. Amendments apply to entities that have adopted CICA 1602. The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact on the consolidated financial statements.

International Financial Reporting Standards (“IFRS”) – Transition update

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  IFRS is applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.

IFRS Transition Plan

The Company has developed and implemented a project plan to ensure full compliance with IFRS requirements by 2011. The following summarizes the Company’s progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which changes to accounting policies may be required.	Completed.

Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 First-time adoption of International Financial Reporting Standards.
Completed.

Final determination of accounting policies and the quantitative impact of adopting IFRS on key line items in the Company’s financial statements.	In progress, to be completed in conjunction with the Q1 2011 IFRS financial statements.

Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements.	In progress, to be completed in conjunction with the Q1 2011 IFRS financial statements.

During the evaluation of requirements for conversion to IFRS, the Company has assessed changes that need to be made to its accounting systems and business processes. The Company believes that these changes are minimal and the systems and processes can accommodate the necessary changes. The Company’s staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS affecting the Company and the changes to accounting policies. The Board of Directors and Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and are aware of the key aspects of IFRS affecting the Company.

First-time Adoption of IFRS

IFRS 1 sets forth guidance for the initial adoption of IFRS. Commencing for the period ending March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods consistent with IFRS.  In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts. IFRS 1 generally requires that first-time adopters retrospectively apply IFRS standards and interpretations in effect as at the first annual reporting date.

IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. The Company has elected not to apply the requirements of IFRS 2 to equity instruments granted on or before November 7, 2002 and to those options that have fully vested on or before the January 1, 2010 transition date. At this time, the Company is not planning to apply any other optional exemptions in the preparation of its opening IFRS statement of financial position as at January 1, 2010, the Company’s “Transition Date”. However, prior to reporting interim financial statements in accordance with IFRS for the quarter ending March 31, 2011, the Company may decide to apply some of the optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements. However, based on its evaluation to date, the Company does not expect any changes to its accounting policies that would result in significant changes to line items within its financial statements.

The following provides a summary of the Company's evaluation of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas that the Company has identified as having the most potential for a change in its significant accounting policies. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time however, the Company is not aware of any significant expected changes that would affect the summary provided below.

1) Share based payment

The guidance provided by IFRS 2, “Share Based Payments”, is largely consistent with Canadian GAAP and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black-Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company’s current practice. For share options that vest in instalments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each instalment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features.

The Company will need to account for its awards using the attribution method. Currently, the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense. These changes will result in a difference in valuation of the stock-based awards and timing differences for the recognition of compensation expenses.

2) Exploration Expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Under the Company’s current accounting policy exploration expenditures are expensed as incurred and acquisition costs are capitalized as incurred and deferred until such time as the property is put into production or the property is disposed of, either through sale or abandonment or becomes impaired. If a property is put into production the cost of acquisition will be written off over the life of the property based on estimated economic reserves.

IFRS 6, Exploration for and Evaluation of Mineral Resources, applies to expenditures incurred on properties in the exploration and evaluation (“E&E”) phase, which begins when an entity obtains the legal rights to explore a specific area and ends when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 requires entities to select and consistently apply an accounting policy specifying which E&E expenditures are capitalized and which are expensed.

No significant difference is expected as the Company will continue to capitalize all acquisition costs and expense exploration and evaluation costs.

3) Impairment of (Non-financial) Assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with discounted cash flows. International Accounting Standard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

4) Foreign Currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Although indicators considered in the determination of functional currency are similar, IFRS also provides a hierarchy for analyzing indicators in which primary factors are based on the currency that mainly influences sales prices for goods and services and labour, material and other costs of providing goods or services. In addition, IFRS requires functional currency to be determined for every entity, whereas Canadian GAAP does not specifically require such determinations to be made for domestic operations. The Company continues to assess the possible effects of determining the functional currency at the parent company and subsidiary company levels.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected in the Company's first financial statements prepared in accordance with IFRS, which will be the interim financial statements for the three months ending March 31, 2011, and will include notes disclosing transitional information and disclosure of new significant accounting policies under IFRS. The interim financial statements for the three months ending March 31, 2011 will also include 2010 financial statements for the comparative period, adjusted to comply with IFRS, and the transition date IFRS statement of financial position (as at January 1, 2010).

Disclosure Controls

At the end of the fiscal year ended December 31, 2010, the Company carried out an evaluation, under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2010, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the Financial Statements are the responsibility of management and have been approved by the Board of Directors. The Financial Statements have been prepared in accordance with Canadian GAAP. Financial statements by nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. The CEO and CFO will certify the annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Exchange Act. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal Control over Financial Reporting

The Company maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. However, the Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board of Directors’ review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors.

During the year ended December 31, 2010 management continued to refine its documentation and improve its internal controls systems, including the testing of those systems.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a – 15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control systems are met.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, who have expressed their opinion in their audit attestation report included with the Consolidated Financial Statements.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future. The Company had cash and cash equivalents of $90.6 million and working capital of $89.4 million at December 31, 2010. Based on current planned expenditures at its Caspiche project management believes that the Company has sufficient capital resources to fund levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. The Company’s projects are all in the exploration stage and as a result activities at Caspiche have caused little environmental impact to date due to the early stage of its activity. The Company conducts certain environmental restoration efforts including drill rig platform cleanup and the sealing of drill holes among other cleanup activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Risk factors are more fully described in the Company’s Annual Information Form for the year ended December 31, 2010 (which is attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2010), and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE Amex Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.  Information contained on the Company’s website is not part of this annual report on Form 40-F.

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.